SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)


                       VWR SCIENTIFIC PRODUCTS CORPORATION
       ------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   918435 10 8
       ------------------------------------------------------------------
                                 (Cusip Number)


                              Klaus H. Jander, Esq.
                           Richard T. McDermott, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 1999
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

     Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

---------------------------------                -------------------------------
CUSIP No. 918435 10 8                13D                       Page 2 of 4 Pages
---------------------------------                -------------------------------
================================================================================
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     EM Laboratories, Incorporated
================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
================================================================================
3.   SEC USE ONLY


================================================================================
4.   SOURCES OF FUNDS

     AF
================================================================================
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)
                                                                             |_|
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
================================================================================
                        7.    SOLE VOTING POWER
   NUMBER OF
     UNITS                    15,538,784
  BENEFICIALLY
    OWNED BY          ==========================================================
      EACH              8.    SHARED VOTING POWER
   REPORTING
  PERSON WITH                 0
                      ==========================================================
                        9.    SOLE DISPOSITIVE POWER

                              15,538,784
                      ==========================================================
                       10.    SHARED DISPOSITIVE POWER

                              0
================================================================================
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,538,784
================================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.89%
================================================================================
14.  TYPE OF REPORTING PERSON

     CO
================================================================================

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


     This Amendment No. 5, which relates to shares of the common stock, par value $1.00 per share (the "Common Stock") of VWR Scientific Products Corporation (the "Issuer") and is being filed by EM Laboratories, Inc. ("EML"), supplements and amends the statement on Schedule 13D originally filed with the Commission, as amended.

Item 4.  Purpose of the Transaction.

Item 4 is amended as follows:

On June 8, 1999, Merck KGaA, the ultimate parent company of EML, announced that EML had entered into an Agreement and Plan of Merger, dated as of June 8, 1999 (the "Merger Agreement"), by and among EML, EM Subsidiary, Inc., a Pennsylvania corporation and wholly owned subsidiary of EML ("Sub"), and the Issuer.

Pursuant to the terms of the Merger Agreement, on June 14, 1999, Sub commenced a tender offer (the "Offer") to acquire all of the Common Stock not currently held by EML and its affiliates (including its affiliate Merck Labor GmbH) for $37.00 per share (the "Offer Price"), to be followed by a merger in which any remaining stock of the Issuer will be exchanged for cash at the same per share price paid in the Offer.

On June 14, 1999 a Tender Offer Statement on Schedule 14D-1 and a Transaction Statement on Schedule 13E-3, each of which relates to the Offer, were filed on behalf of Merck KGaA, EML and Sub.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1999

                                     EM LABORATORIES, INCORPORATED


                                           By: /s/ Stephen J. Kunst
                                               ________________________________
                                           Name:  Stephen J. Kunst
                                           Title:  Vice-President and Secretary